                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                     The Grand Union Company
 ---------------------------------------------------------------
                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
    (Upon Conversion of Class A Convertible Preferred Stock)
 ---------------------------------------------------------------
                 (Title of Class of Securities)

                            386532303
 ---------------------------------------------------------------
                         (CUSIP Number)

    David K. Robbins, Esq.           Michael Pastore, Esq.
Fried, Frank, Harris, Shriver &   General Electric Investment
           Jacobson                       Corporation
 725 S. Figueroa Street, Suite        3003 Summer Street
             3890                Stamford, Connecticut  06904
    Los Angeles, CA  90017              (203) 326-2312
        (213) 689-5800

- ------------------------------  ------------------------------
  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                          July 30, 1996
 ---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed  a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 181 pages
                Exhibit Index appears on page 34.

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 2 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL CAPITAL INVESTORS II, L.P.
          EIN:  95-4499689

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF              7,843,100

    SHARES
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         7,843,100
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          PN

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 3 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL INVESTORS II, INC.
          EIN:  95-4498559

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF              7,843,100

    SHARES
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                7,843,100

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 4 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SIGMA HEDGE PARTNERS, G.P.
          EIN:  06-1420583

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          NOT APPLICABLE                                    (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF              0

    SHARES
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                7,843,100

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          PN

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 5 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DELTA PT INVESTORS CORPORATION
          EIN:  06-142580

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          NOT APPLICABLE                                    (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF              0

    SHARES
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                7,843,100

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 6 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EPSILON EQUITIES, INC.
          EIN:  06-142580

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          NOT APPLICABLE                                    (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER

  NUMBER OF              0

    SHARES
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 7 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TRUSTEES OF GENERAL ELECTRIC PENSION TRUST
          EIN:  14-6015763

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          NOT APPLICABLE                                    (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

               7    SOLE VOTING POWER

  NUMBER OF              0

    SHARES
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                7,843,100

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          EP

                          SCHEDULE 13D

CUSIP No. 386532303                         Page 8 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE INVESTMENT PRIVATE PLACEMENT PARTNERS II, A LIMITED
          PARTNERSHIP EIN:  06-1429671

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER
  NUMBER OF
    SHARES               7,843,100

               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
  REPORTING              7,843,100

    PERSON     10   SHARED DISPOSITIVE POWER
     WITH
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          PN

                          SCHEDULE 13D

CUSIP No. 386532303                         Page 9 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE INVESTMENT MANAGEMENT INCORPORATED
          EIN:  06-1238874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
          NOT APPLICABLE

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

               7    SOLE VOTING POWER
  NUMBER OF
    SHARES               7,843,100

               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              0

               9    SOLE DISPOSITIVE POWER
     EACH
  REPORTING              7,843,100

    PERSON     10   SHARED DISPOSITIVE POWER
     WITH
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,686,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D

CUSIP No. 386532303                         Page 10 of 181 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GENERAL ELECTRIC COMPANY
          EIN:  14-0689340

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
          NOT APPLICABLE

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

                7    SOLE VOTING POWER
  NUMBER OF
    SHARES                DISCLAIMED (SEE 11 BELOW)

                8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               0

                9    SOLE DISPOSITIVE POWER
     EACH
  REPORTING               DISCLAIMED (SEE 11 BELOW)

    PERSON      10   SHARED DISPOSITIVE POWER
     WITH
                          0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          NOT APPLICABLE

14   TYPE OF REPORTING PERSON*

          CO

ITEM 1.  SECURITY AND ISSUER.
         -------------------

        This Schedule 13D is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), Trefoil Investors II, Inc., a Delaware corporation ("Trefoil III"), Sigma Hedge Partners, G.P., a Delaware partnership ("Sigma"), Delta PT Investors Corporation, a Delaware corporation ("Delta"), Epsilon Equities, Inc., a Delaware corporation ("Epsilon"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "Purchasers"), GE Investment Management Incorporated, a Delaware Corporation ("GEIM") and General Electric Company, a New York corporation, with the Securities and Exchange Commission on August 9, 1996 (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "Company"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock") to be purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, by and among the Company, Trefoil and GEI, a copy of which is attached hereto as Exhibit 2 (the "Stock Purchase Agreement"). The Company's principal executive offices are located at 201 Willowbrook Boulevard, Wayne, New Jersey 07470-0966.

        The Reporting Persons have entered into a Joint Filing
Agreement, dated as of August 9, 1996, attached hereto as Exhibit
A.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a)-(c).   Trefoil.  The general partners
of Trefoil are Trefoil III and Sigma, The general partners of Sigma are Delta and Epsilon, each of which is wholly owned by GEPT. The principal executive offices of Trefoil and Trefoil III are located at 4444 Lakeside Drive, Burbank, California 91505. The principal executive offices of Sigma, Delta, Epsilon and GEPT are located at 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904. Trefoil is an investment partnership organized to acquire businesses and to make strategic investments in debt or equity securities. Trefoil III was organized to serve as the managing general partner of Trefoil.

         The name and principal occupation or employment of each of the executive officers and directors of Trefoil III is as follows. The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505.

                                                    Principal Occupation
Name                        Position with TIII         or Employment
- ----                        ------------------         -------------

Roy E. Disney            Director and Chairman    Vice Chairman of the
                         of the Board             Board of the Walt
                                                  Disney Company (an
                                                  international company
                                                  engaged in family
                                                  entertainment with its
                                                  principal executive
                                                  offices located at 500
                                                  South Buena Vista
                                                  Drive, Burbank,
                                                  California); Chairman
                                                  of the Board of
                                                  Directors of Shamrock
                                                  Holdings, Inc. (a
                                                  holding company
                                                  primarily engaged in
                                                  making, holding and
                                                  disposing of
                                                  investments in various
                                                  industries, principally
                                                  in the United States,
                                                  Israel, and Eastern
                                                  Europe, with its
                                                  principal executive
                                                  offices located at 4444
                                                  Lakeside Drive,
                                                  Burbank, California
                                                  91505 ("Shamrock");
                                                  Chairman of the Board
                                                  of Directors of
                                                  Shamrock Capital
                                                  Advisors, Inc. ("SCA")
                                                  (a closely-held company
                                                  providing management
                                                  and consulting services
                                                  to Trefoil and
                                                  businesses in which
                                                  Trefoil invests, with
                                                  its principal executive
                                                  offices located at 4444
                                                  Lakeside Drive,
                                                  Burbank, California
                                                  91505.

Patricia A. Disney       Director and Vice-       Vice Chairman of the
                         Chairman of the Board    Board of Directors of
                                                  Shamrock and SCA

Stanley P. Gold          President and a Director President and Managing
                                                  Director of SCA;
                                                  President and Chief
                                                  Executive Officer of
                                                  Shamrock

Robert G. Moskowitz      Vice President and       Managing Director of
                         Secretary                SCA and Executive Vice
                                                  President of Shamrock

Geoffrey T. Moore        Vice President           Managing Director of
                                                  SCA

Stephen D. Royer         Vice President           Vice President of SCA

George Buchler           Treasurer                Vice President and
                                                  Chief Financial Officer
                                                  of Shamrock and
                                                  Controller of SCA


         The name and principal occupation or employment of each of the executive officers and directors of Delta and Epsilon and the Trustees of GEPT are as follows. The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.


Name                       Position with Delta      Principal Occupation
- ----                       -------------------         or Employment
                                                       -------------

John H. Myers            Director                 Trustee of GEPT and
                                                  Executive Vice
                                                  President of GEIM

Eugene K. Bolton         Director and President   Trustee of GEPT and
                                                  Executive Vice
                                                  President of GEIM

Judith A. Studer         Vice President and       Senior Vice President
                         Treasurer                of GEIM

Michael M. Pastore       Vice President and       Vice President of GEIM
                         Secretary
Robert J. Zalucki        Vice President,          Vice President of GEIM
                         Assistant Secretary and
                         Assistant Treasurer

Name                       Position with Delta      Principal Occupation
- ----                       -------------------         or Employment
                                                       -------------

John H. Myers            Director                 Trustee of GEPT and
                                                  Executive Vice
                                                  President of GEIM

Eugene K. Bolton         Director and President   Trustee of GEPT and
                                                  Executive Vice
                                                  President of GEIM

Judith A. Studer         Vice President and       Senior Vice President
                         Treasurer                of GEIM

Michael M. Pastore       Vice President and       Vice President of GEIM
                         Secretary
Robert J. Zalucki        Vice President,          Vice President of GEIM
                         Assistant Secretary and
                         Assistant Treasurer



Name                      Position with GEPT and Principal Occupation or
- ----                      Employment
                          ----------------------------------------------

Dale F. Frey             Trustee of GEPT and Chairman, Chief Executive
                         Officer and President of GEIM

Eugene K. Bolton         Trustee of GEPT and Executive Vice President of
                         GEIM

Michael J. Cosgrove      Trustee of GEPT and Executive Vice President of
                         GEIM

Ralph R. Layman          Trustee of GEPT and Executive Vice President of
                         GEIM

Alan M. Lewis            Trustee of GEPT and Executive Vice President of
                         GEIM

John H. Myers            Trustee of GEPT and Executive Vice President of
                         GEIM

Donald W. Torey          Trustee of GEPT and Executive Vice President of
                         GEIM


         GEI. GEIM serves as the managing general partner of GEI. GEIM is a wholly owned subsidiary of General Electric Company and a registered investment advisor. The principal executive offices of GEI, GEIM and General Electric Company are located at 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The name and principal occupation or employment of each of the executive officers and directors of GEIM is as follows. The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.


Name                 Position with GEIM and Principal
- ----                 Occupation or Employment
                     --------------------------------------------

Dale F. Frey         Director and Chairman of the Board, Chief
                     Executive Officer and President of GEIM
                     and Trustee of GEPT


Eugene K. Bolton     Director and Executive Vice President of
                     GEIM and Trustee of GEPT


Michael J. Cosgrove  Director and Executive Vice President of
                     GEIM and Trustee of GEPT


Ralph R. Layman      Director and Executive Vice President of
                     GEIM and Trustee of GEPT


Alan M. Lewis        Director and Executive Vice President,
                     General Counsel and Secretary of GEIM and
                     Trustee of GEPT


John H. Myers        Director and Executive Vice President of
                     GEIM and Trustee of GEPT


Geoffrey R. Norman   Director and Executive Vice President


Donald W. Torey      Director and Executive Vice President and
                     Treasurer of GEIM and Trustee of GEPT


Stephen B. Hoover    Senior Vice President of GEIM


Philip A. Mercurio   Senior Vice President of GEIM


Philip A. Riordan    Senior Vice President of GEIM


Mark A. Dunham       Senior Vice President of GEIM



         The name and principal occupation or employment of each of the executive officers and directors of General Electric Company is as follows. The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

                              Position with         Principal Occupation
Name                     General Electric Company      or Employment
- ----                     ------------------------      -------------

H. B. Atwater, Jr.       Director                 Retired Chairman, Chief
                                                  Executive Officer, and
                                                  former Director,
                                                  General Mills, Inc.

D.W. Calloway            Director                 Chairman of the Board,
                                                  Chief Executive Officer
                                                  and Director, PepsiCo,
                                                  Inc.

S.S. Cathcart            Director                 Director and Retired
                                                  Chairman, Illinois Tool
                                                  Works

D.D. Dammerman           Director, Senior Vice    Senior Vice President-
                         President-Finance        Finance, General
                                                  Electric Company

P. Fresco                Director, Vice Chairman  Vice Chairman of the
                         of the Board, and        Board and Managing
                         Executive Officer        Director, Kimberly-
                                                  Clark de Mexico, S.A.
                                                  de C.V.

C.X. Gonzalez            Director                 Vice Chairman of the
                                                  Board and Executive
                                                  Officer, General
                                                  Electric Company

R.E. Mercer              Director                 Retired Chairman of the
                                                  Board and former
                                                  Director, The Goodyear
                                                  Tire & Rubber Company

G.G. Michelson           Director                 Director, Federated
                                                  Department Stores

J.O. Opie                Director, Vice Chairman  Vice Chairman of the
                         of the Board and         Board and Executive
                         Executive Officer        Officer, General
                                                  Electric Company

R.S. Penske              Director                 President, Penske
                                                  Corporation

B.S. Prieskel            Director                 Former Senior Vice
                                                  President, Motion
                                                  Picture Association of
                                                  America

F.H.T. Rhodes            Director                 President Emeritus,
                                                  Cornell University

A.C. Sigler              Director                 Chairman of the Board,
                                                  Champion International
                                                  Corporation

D.A. Warner III          Director, Chairman of    Chairman of the Board,
                         the Board and Chief      President, and Chief
                         Executive Officer        Executive Officer, J.P.
                                                  Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.          Chairman of the Board    Chairman of the Board
                         and Chief Executive      and Chief Executive
                         Officer                  Officer, General
                                                  Electric Company

F.P. Doyle               Executive Vice President Executive Vice
                                                  President, General
                                                  Electric Company

P.D. Ameen               Vice President and       Vice President and
                         Comptroller              Comptroller, General
                                                  Electric Company

J.R. Bunt                Vice President and       Vice President and
                         Treasurer                Treasurer, General
                                                  Electric Company

D.R. Calhoun             Vice President-GE        Vice President-GE
                         Transportation Systems   Transportation Systems,
                                                  General Electric
                                                  Company

W.J. Conaty              Senior Vice President-   Senior Vice President-
                         Human Resources          Human Resources,
                                                  General Electric
                                                  Company

L.S. Edelheit            Senior Vice President-   Senior Vice President-
                         Corporate                Corporate, General
                                                  Electric Company

D.F. Frey                Vice President           Chairman and President,
                                                  GEIC

B.W. Heineman, Jr.       Senior Vice President,   Senior Vice President,
                         General Counsel and      General Counsel and
                         Secretary                Secretary, General
                                                  Electric Company

W.J. McNerney, Jr.       Senior Vice President-GE Senior Vice President-
                         Lighting                 GE Lighting, General
                                                  Electric Company

E.F. Murphy              Senior Vice President-GE Senior Vice President-
                         Aircraft Engines         GE Aircraft Engines,
                                                  General Electric
                                                  Company

R.L. Nardelli            Senior Vice President-GE Senior Vice President-
                         Power Systems            GE Power Systems,
                                                  General Electric
                                                  Company

R.W. Nelson              Vice President-Corporate Vice President-
                         Planning and Analysis    Corporate Planning and
                                                  Analysis, General
                                                  Electric Company

G.M. Reiner              Vice President-Corporate Vice President-
                         Business Development     Corporate Business
                                                  Development, General
                                                  Electric Company

G.L. Rogers              Vice President-GE Motors Vice President-GE
                                                  Motors, General
                                                  Electric Company

J.R. Stonesifer          Senior Vice President-GE Senior Vice President-
                         Appliances               GE Appliances, General
                                                  Electric Company

J.M. Trani               Senior Vice President-GE Senior Vice President-
                         Medical Systems          GE Medical Systems,
                                                  General Electric
                                                  Company

L.G. Trotter             Senior Vice President-GE Senior Vice President-
                         Electrical Distribution  GE Electrical
                         and Control              Distribution and
                                                  Control, General
                                                  Electric Company


         (d)-(f) During the past five years, to the best knowledge of Trefoil, as to the persons listed as executive officers and directors of Trefoil III, and to the best knowledge of each of GEI, GEIM, Delta, Epsilon, and General Electric Company, as to the persons listed as executive officers and directors of GEIM, Delta, Epsilon and General Electric Company, and to the best knowledge of GEPT, as to the persons listed as Trustees of GEPT, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except for Paolo Fresco, a citizen of Italy, and Claudio
X. Gonzalez, a citizen of Mexico, all of the persons named in this Item 2 are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION
         --------------------------

         By virtue of the Stock Purchase Agreement, Trefoil and GEI may be deemed to have acquired beneficial ownership of the shares of Common Stock into which the Preferred Stock is convertible (the "Conversion Shares") for purposes of Rule 13d-3(d) of the rules and regulations under the Securities Exchange Act of 1934, as amended (together with such rules and regulations, the "Exchange Act").

         Trefoil. The total amount of funds required by Trefoil to purchase the Preferred Stock to be purchased by it pursuant to the Stock Purchase Agreement is $50 million. Sigma expects to obtain the necessary funds from capital contributions by its partners. Trefoil III, Delta and Epsilon each expects to obtain the necessary funds to make their respective capital contributions from capital contributions by their respective stockholders. GEPT expects to obtain the necessary funds to make its capital contributions from plan assets.

         GEI. The total amount of funds required by GEI to purchase the Preferred Stock to be purchased by it pursuant to the Stock Purchase Agreement is $50 million. GEI expects to obtain the necessary funds from capital contributions from its partners.

         Pursuant to the Stock Purchase Agreement, the Company will pay to each of SCA (as investment manager for Trefoil) and GEIM (as investment manager for GEI) one-half of an aggregate transaction fee equal to 4% of the total dollar amount of Shares
to be purchased pursuant to the Stock Purchase Agreement.   The
Company has also agreed to pay directly, or reimburse the Purchasers for, all fees and expenses incurred by the Purchasers in connection with the Stock Purchase Agreement and the transactions contemplated thereby, up to a maximum amount of $1 million.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Pursuant to the Stock Purchase Agreement, the Purchasers have the right to require the Company to sell to them an aggregate of 299,998 shares of Preferred Stock at a purchase price of $50 per share (the "First Closing") at any time after July 30, 1996 and, if the Company is unable to supply the consent of the banks under the Company's credit facility to such transaction and the waiver of any resulting defaults or prepayment requirements (the "Bank Consent"), the Purchasers are entitled to require the Company to instead sell to the Purchasers up to an aggregate of 2,352,941 shares of the Company's Common Stock at a purchase price of $6.375 per share.

         Upon satisfaction or waiver of all of the conditions set forth in the Stock Purchase Agreement, including without limitation the termination or expiration of any required waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the receipt of the Bank Consent, the Purchasers have agreed to purchase, and the Company has agreed to sell (the "Principal Closing"), an aggregate of 800,000 shares of Preferred Stock (less any amount of Preferred Stock purchased at the First Closing) for a purchase price of $50 per share. The Purchasers have further agreed to purchase, and the Company has further agreed to sell, an additional aggregate of 400,000 shares of Preferred Stock on each of February 25, 1997, August 25, 1997 and February 25, 1998, in each case at a purchase price of $50 per share. Any or all of the purchases referred to in the preceding sentence may be accelerated by the Purchasers, with or without the approval of the Company.

         The purpose of the purchase of the Preferred Stock by the Purchasers is to acquire a significant equity interest in the Company. While the purchase of the Preferred Stock is primarily for investment purposes, the Purchasers and SCA expect to be actively involved in the management of the Company, including having the right to select the nominees for a majority of the members of the Board of Directors of the Company, and the contractual obligation to vote their respective shares of Preferred Stock in favor of such nominees (as more fully described in Item 6 below).

         From and after the First Closing, if one occurs, the Company will have the obligation to cause the size of its Board of Directors to be increased to nine members, of whom two shall be selected by the Purchasers. From and after the Principal Closing, the Company will have the obligation to cause (if necessary) the size of its Board of Directors to be increased to nine members, of whom five shall be selected by the Purchasers. Pursuant to the Stock Purchase Agreement, the Company is obligated to include nominees for such number of directors to be included in the Company's slate of nominees for election as directors at the Company's 1996 annual meeting of stockholders and any other meeting of stockholders at which a slate of directors is presented by the Company with a record date on or prior to September 1, 1997.

         Pursuant to the Stock Purchase Agreement, the Purchasers have agreed that (i) for so long as the Board of Directors of the Company is composed of a majority of directors nominated by the Purchasers and their affiliates, the Purchasers will cause the Board of Directors to consist of at least nine members and to cause any slate of nominees presented by the Company for election as directors to include not less than a number of Disinterested Directors (as defined in the Stock Purchase Agreement) equal to one-third (rounded to the nearest whole number) of all directors,
(ii) for so long as the Purchasers and their affiliates hold less than 50% but more than 35% of the outstanding voting securities of the Company, the Purchasers will use their best efforts to cause the Board of Directors to consist of at least nine members and to cause any slate of nominees presented by the Company for election as directors to include not less than a number of Disinterested Directors (as defined in the Stock Purchase Agreement) equal to four-ninths (rounded to the nearest whole number) of all directors, and (iii) for so long as the Purchasers and their affiliates hold less than 35% of the outstanding voting securities of the Company, the Purchasers will use their best efforts to cause the Board of Directors to consist of at least nine members and to cause any slate of nominees presented by the Company for election as directors to include not less than a number of Disinterested Directors (as defined in the Stock Purchase Agreement) equal to five-ninths (rounded to the nearest whole number) of all directors. In each such case, the number of Disinterested Directors to be elected shall be calculated without regard to any directors which the holders of the Preferred Stock shall be entitled to elect as a result of the default by Company in the payment of six consecutive required quarterly dividends.

         The Stock Purchase Agreement provides that as long as any of the members of the Board of Directors of the Company are selected by the Purchasers, the affirmative vote of at least a majority of the Disinterested Directors shall be required to take any of the following actions: (i) make any decision to take, or omit to take, any action on the Company's behalf with respect to the Company's rights and obligations pursuant to the Stock Purchase Agreements or any of the Transaction Documents (as defined in the Stock Purchase Agreement); (ii) make any decision or take, or omit to take, any action on the Company's behalf with respect to the Preferred Stock, the shares of Preferred Stock purchased by the Purchasers pursuant to the Stock Purchase Agreement (the "Shares"), or the Company's rights and obligations under the Certificate of Designation of the rights, preferences and privileges of the Preferred Stock (the "Certificate of Designation"); (iii) approve any transactions between the Company, on the one hand, and affiliates of the Purchasers, or either of them, on the other hand; and (iv) approve the Disinterested Directors previously nominated by the nominating committee of the Board of Directors for election as directors at any meeting of stockholders or the Board of Directors of the Company, which approval shall not be unreasonably withheld.

         The Purchasers have also agreed in the Stock Purchase Agreement to vote any shares of Preferred Stock or Conversion Shares held by them from time to time in favor of the election of such Disinterested Directors, and to waive any right to which it would be entitled to elect additional directors in the event of the default by the Company in the payment of six consecutive quarterly dividend payments at any time the Board of Directors of the Company is composed of a majority of directors selected by the Purchasers.

         The Company has agreed in the Stock Purchase Agreement that the Company shall include in the slate of directors elected nominated and recommended by the Board of Directors of the Company one representative designated (i) by Trefoil, as long as Trefoil, together with its affiliates, owns securities of the Company representing at least 10% of the total voting power of all of the Company's outstanding securities, and (ii) by GEI, as long as GEI, together with its affiliates, owns securities of the Company representing at least 10% of the total voting power of all of the Company's outstanding securities, and that, if such nominee is not elected as a director, to permit a representative of such Purchaser to act as a non-voting observer to the Board of Directors, with equal access to information, and inclusion in meetings, as though such non-voting observer were a member of the Board of Directors.

         Pursuant to the Stock Purchase Agreement, the Purchasers have agreed to vote their Shares and Conversion Shares in favor of an amendment to the Company's Certificate of

Incorporation (the "Charter Amendment") in the form set forth as
Exhibit 4 hereto, and an amendment to the Company's By-Laws (the "By-Laws Amendment") in the form set forth as Exhibit 5 hereto. Pursuant to the Charter Amendment, any person who proposes to engage in an extraordinary transaction involving the Company must either (i) obtain the approval of at least 75% of the stockholders of the Company (other than such person or any affiliates of such person), (ii) obtain the prior approval of at least a majority of the Continuing Directors (as defined in the Charter Amendment), or (iii) pay to each of the stockholders in such transaction consideration equal to at least the highest price paid for any share of the Company's Common Stock by such person during the preceding two years (excluding any Shares or Conversion Shares purchased by the Purchasers pursuant to the Stock Purchase Agreement). Pursuant to the By-Laws Amendment, any person who desires to have a proposal or any nominees for election as a director of the Company presented to or considered by the Company's stockholders at any stockholders meeting is required to follow certain procedures, provide certain information to the Company and meet certain timing requirements in order for such proposal or nominees to be properly presented to be acted upon. The provisions of this paragraph are qualified in their entirety by the provisions of the Charter Amendment and the By-Laws Amendment, the full text of each of which is hereby incorporated herein by reference and made part hereof.

         The Stock Purchase Agreement provides that, for so long as the Purchasers own at least 50% of the total number of Shares purchased by them pursuant to the Stock Purchase Agreement, the Purchasers shall have pre-emptive rights with respect to any sale by the Company of any shares of its Common Stock or securities convertible into or exchangeable for shares of its Common Stock (with certain limited exceptions), in proportion to the shares of Preferred Stock then held by the Purchasers.

         The Stock Purchase Agreement also provides that until the third anniversary of the Principal Closing, if one shall have occurred, the Purchasers will not sell more than one-third of the Shares (or Conversion Shares issued upon conversion of such Shares) purchased by them pursuant to the Stock Purchase Agreement.

         Pursuant to the Certificate of Designation, the holders of the Preferred Stock have the right to vote together with the Common Stock, as a single class, on all matters, including the election of directors, submitted to the Company's stockholders for a vote. The number of votes entitled to be cast by the holder of Preferred Stock is equal to the number of whole votes which could be cast in such vote by a holder of the shares of Common Stock into which such shares of Preferred Stock are convertible on the record date for such vote.

         In addition, the affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock, voting separately as a single class, in person or by proxy, at a special or annual meeting of stockholders called for the purpose, shall be necessary to (A) except in connection with the payment of dividends on the Preferred Stock in additional shares of Preferred Stock or shares of Common Stock, authorize, increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification), any shares of any class or classes, or any series of any class or classes, of the Company's capital stock ranking pari passu with or prior to (either as to dividends or upon a change in control of the Company, voluntary or involuntary liquidation, dissolution or winding up) the Preferred Stock, (B) except in connection with the payment of dividends on the Preferred Stock in additional shares of Preferred Stock or shares of Common Stock, increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of, Preferred Stock, (C) alter, amend or repeal any of the provisions of the Certificate of Incorporation of the Company which in any manner would alter, change or otherwise adversely affect in any way the powers, preferences or rights of the Preferred Stock, (D) approve the sale, lease or other disposition of all or substantially all of the assets of the Company and its Subsidiaries (as defined in the Certificate of Designation), or
(E) approve any merger of the Company with or into any other entity or any reorganization, recapitalization, liquidation or other similar transaction (including any issuance of equity securities, or securities convertible into equity securities by the Company, to any person (other than the Purchasers and their affiliates) who would then own on a fully diluted basis more than 50% of the total number of votes entitled to be cast (giving effect to such issuance) by holders of the Company's capital stock on all matters, including the election of directors) involving the Company; provided, however, that the holders of the outstanding shares of Preferred Stock shall only have a class vote on the transactions described in clauses (D) and (E) prior to the earlier of the effectiveness of a registration statement under the Securities Act of 1933 relating to all such shares and, following the Principal Closing Date (as defined in the Stock Purchase Agreement), the date on which less than half of the total shares of Preferred Stock originally issued (not including any shares issued in payment of dividends) remain outstanding. Notwithstanding the proviso to the preceding sentence, the affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock, voting separately as a single class, in person or by proxy, at a special or annual meeting of stockholders called for the purpose, shall be necessary to approve any merger of the Company with or into any other entity or any reorganization, recapitalization, liquidation or other similar transaction involving the Company where (i) the Preferred Stock is not remaining outstanding after such transaction under substantially the same powers, preferences, rights, qualifications, limitations and restrictions as are set forth in the Certificate of Designation or (ii) the cash, stock, securities or other property to be received on conversion of one share of Preferred Stock following such transaction and the application of antidilution adjustments to the Conversion Price (as defined in the Certificate of Designation) in respect of such transaction has a Fair Market Value at the closing of such transaction less than 150% of the Conversion Price. If the Principal Closing Date has not occurred on or before December 31, 1996, then, for one year following such date, the Company may complete any of the transactions described in clauses (D) and (E) without any class vote of the Preferred Stock so long as (i) the Company shall redeem, at the option of the holder thereof, any shares of Preferred Stock, at a redemption price equal to 108.5% of the Stated Value thereof (as defined in the Certificate of Designation), and (ii) prior to consummating such transaction, the other party or parties to such transaction (including any parent entity thereof) agrees in writing for the benefit of the holders of the Preferred Stock to provide or cause to be provided the funds for such redemption and to guarantee the Company's performance of its obligations in connection with such redemption and provides reasonable evidence of its ability to provide such funds.

         In addition, if the Company shall have failed to pay in full dividends on the Preferred Stock for six consecutive quarters, the Certificate of Designation provides that the size of the Board of Directors of the Company shall be increased by two, and the holders of shares of Preferred Stock, voting together as a single class, shall have the right to elect such two directors. The right to elect such two directors terminates upon payment in full of all dividends payable on the Preferred Stock, at which time the Board of Directors shall return to its previous size and the directors elected by the holders of the Preferred Stock shall be removed.

         In addition to the voting rights described in the three preceding paragraphs, between the First Closing Date (as defined in the Stock Purchase Agreement), if one occurs and the Principal Closing Date, the size of the Board of Directors of the Company shall be increased by two, and the holders of shares of Preferred Stock, voting together as a single class, shall have the right to elect two directors to fill such positions. While the holders of shares of Preferred Stock are entitled to elect such two directors as described herein, they are not entitled to elect any directors as described in the preceding paragraph. On and after the Principal Closing Date, the voting rights described in this paragraph shall terminate, and thereafter the holders of the Preferred Stock shall be entitled to vote with the Common Stock as previously described in this Item 4.

         Pursuant to the Certificate of Designation, the holders of the Preferred Stock will be entitled to receive quarterly dividends in the amount of 8.50% of the Stated Value (as defined in the Certificate of Designation) per annum. Until the third anniversary of the Principal Closing, if it shall have occurred, such dividends are payable in additional shares of Preferred Stock or in shares of Common Stock From the third anniversary of the Principal Closing to the fifth anniversary of the Principal Closing, such dividends are payable in cash, unless the Company's bank credit agreement or its 12% Senior Notes due 2004 shall prohibit such cash payments, in which case such dividends may be paid in additional shares of Preferred Stock or shares of Common Stock. To the extent that any dividends on the Preferred Stock are paid in shares of Common Stock, the Company is required to pay a premium in additional shares of Common Stock equal to 33-1/3% of the total number of shares of Common Stock that would otherwise be paid as the dividend. After the fifth anniversary, all dividends are payable in cash. If the Principal Closing does not occur, all dividends are payable in cash from the initial issuance of shares of Preferred Stock.

         Pursuant to a Stockholders Agreement between the Purchasers, the Purchasers have each agreed to vote all of their Shares and Conversion Shares in favor of all nominees for election as directors selected by each of them. The Purchasers have further agreed that the first and third nominees which the Purchasers shall be entitled to select shall be selected by Trefoil, the second and fourth nominees which the Purchasers shall be entitled to select shall be selected by GEI, and any further nominees which the Purchasers shall be entitled to select shall be selected by mutual agreement between the Purchasers.
The Purchasers have further agreed thereunder that if either of them shall agree to purchase or sell Shares, Conversion Shares or additional shares of Common Stock (other than on a public exchange), then the Purchaser who shall have entered into such agreement is required to permit the other Purchaser to participate in such purchase or sale on a pro rata basis. Pursuant to the Stockholders Agreement, Trefoil has agreed that GEI shall control the timing of the conversion by the Purchasers of Preferred Stock into Conversion Shares.

         While the Purchasers do not have any current plans to sell any of the Shares or Conversion Shares, subject to the provisions of the Stock Purchase Agreement and the Stockholders Agreement referred to above, the Purchasers, or either of them, may determine, based on market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Common Stock and other factors deemed relevant by them, or either of them, to sell some or all of the Shares, the Conversion Shares or any other shares of Common Stock acquired by them after the First Closing Date (such Shares, Conversion Shares, and additional shares of Common Stock, the "Registrable Securities").

         Pursuant to a Registration Rights Agreement dated as of July 30, 1996 among the Company and the Purchasers, the Company has granted the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company to effect a registration of some or all of the Purchasers' Registrable Securities on any form of Registration Statement then available to the Company on four occasions, (ii) to require the Company to effect a registration of some or all of the Purchasers' Registrable Securities on a Registration Statement on Form S-3, if one is then available to the Company, on an unlimited number of occasions, and (iii) to require the Company to include Common Stock then held by the Purchasers in any registration by the Company of shares of its Common Stock under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         The foregoing descriptions of the Stock Purchase Agreement, Charter Amendment, By-Laws Amendment, Certificate of Designation, Registration Rights Agreement and Stockholder Agreement are qualified in their entirety by reference to the full text thereof, filed as Exhibits 2, 3, 4, 5, 6, and 7, respectively, hereof, and incorporated by reference herein and made a part hereof.

         The response to Item 6 of this Schedule 13D is hereby incorporated by reference herein in its entirety and made a part hereof.

         Subject to the foregoing and to the responses to Items 5 and 6 herein, the Purchasers have no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) For purposes of Rule 13d-3 under the Exchange Act, by virtue of the Stock Purchase Agreement, each of Trefoil and GEI may be deemed to be the beneficial owner of an aggregate of 15,686,200 shares of Common Stock into which the aggregate 2,000,000 Shares to be purchased by them pursuant to the Stock Purchase Agreement are convertible. Each of Trefoil and GEI have agreed pursuant to the Stock Purchase Agreement to purchase 1,000,000 Shares, convertible into 7,843,100 shares of Common Stock. Such 15,686,200 shares of

Common Stock, if outstanding, would constitute approximately 61% of the total number of shares of Common Stock outstanding.

         Pursuant to the Certificate of Designation, the initial Conversion Price (as defined therein) of the Shares is $6.375, and is subject to adjustment at the Principal Closing to the lower of (i) $7.25 and (ii) the greater of (x) $6.50 and (y) 120% of the then applicable Fair Market Value (as defined in the Certificate of Designation, determined as of the earlier of (1) the fifth Business day prior to the Principal Closing or (2) the second Business Day prior to the final vote of stockholders, if any, approving the issuance of the Preferred Stock contemplated to be issued at the Principal Closing). To the extent the Conversion Price is increased or decreased, the number of Conversion Shares will be decreased or increased, respectively.

         (b) The Stock Purchase Agreement grants to Trefoil and GEI the right to acquire the Shares, subject to the terms and conditions contained therein. See Items 4 and 6 of this Schedule 13D. Until Trefoil and GEI acquire the Shares, the Shares will remain unissued by the Company.

         Upon issuance of the Shares, Trefoil will have the sole power to direct the vote and disposition of the 1,000,000 Shares to be purchased by it and the Conversion Shares into which such Shares are convertible, and GEI will have the sole power to direct the vote and disposition of the 1,000,000 Shares to be purchased by it and the Conversion Shares into which such Shares are convertible, in each case subject to certain restrictions pursuant to the Stockholders Agreement as described in Items 4 and 6 of this Schedule 13D.

         (c) Except as described, none of Trefoil, Trefoil III, GEI, GEIM, General Electric Company, nor, to the best knowledge of Trefoil III, any of the individuals identified as executive officers and directors of Trefoil and Trefoil III, and to the best knowledge of Delta, Epsilon, GEIM and General Electric Company, any of the individuals identified as executive officers and directors of Delta, Epsilon, GEIM and General Electric Company, and to the best knowledge of GEPT, any of the persons named as Trustees of GEPT, have effected any transactions in the Common Stock during the sixty days preceding the date of this
Schedule 13D.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE  ISSUER.
         --------------------------------------------------------

         The responses set forth in the last paragraph of Item 3 and all of Item 4 of this Schedule 13D are incorporated herein by reference in their entirety.

         The Stock Purchase Agreement provides for the purchase of the Shares for an aggregate purchase price of $100 million.
The First Closing may occur, at the sole option of the

Purchasers, without regard to the satisfaction of any conditions set forth in the Stock Purchase Agreement. The Principal Closing is scheduled to occur as promptly as practicable following the satisfaction or waiver of all of the conditions thereto but in no event later than December 31, 1996, unless extended by mutual agreement among the Company and the Purchasers.

         The respective obligations of the Company and the Purchasers at the Principal Closing are conditioned upon, among other things, the absence of any legal action that would make the transactions contemplated by the Stock Purchase Agreement illegal; the expiration or early termination of any applicable waiting period under the HSR Act; and the approval be the Company's stockholders having been obtained, if required. The obligations of the Purchasers under the Stock Purchase Agreement are further conditioned upon, among other things, the receipt by the Company of all consents, approvals, and transfers of permits and licenses required in connection with the transactions contemplated by the Stock Purchase Agreement; the Registration Rights Agreement and the Management Services Agreement between the Company and SCA being in full force and effect; the changes to the Board of Directors described in Item 4 hereof; the Company not then being a party to any bankruptcy proceeding; and the satisfactory completion of due diligence relating to potential withdrawal liability under two multiemployer benefit plans in which the Company participates.

         The Company has covenanted in the Stock Purchase Agreement to, among other things, conduct its business in the ordinary course, obtain stockholder approval of the transactions contemplated under the Stock Purchase Agreement, as required; seek confirmation from the National Association of Securities Dealers, Inc. ("NASD") that a vote of the Company's stockholders is not required in connection with the transactions contemplated by the Stock Purchase Agreement; use all reasonable efforts to obtain all consents and approvals required in connection with the transactions contemplated under the Stock Purchase Agreement; continue the quotation of the Common Stock on the Nasdaq National Market; and make the changes in Board composition described in
Item 4 of this Schedule 13D. The Company has also agreed in the Stock Purchase Agreement that it will not, through any of its officers, directors, employees, representatives or agents, solicit, initiate or encourage the initiation of any inquiries or proposals, or engage in any negotiations or discussions, regarding any Acquisition Proposal (as defined in the Stock Purchase Agreement) except as expressly permitted by the Stock Purchase Agreement. The Company has agreed to promptly communicate to the Purchasers the terms of any proposal received by the Company relating to any Acquisition Proposal.

         The Stock Purchase Agreement may be terminated at any time (a) by mutual consent of the Company (after the First Closing, if any, by the Disinterested Directors) and the Purchasers; (b) by either the Company or the Purchasers if the Principal Closing has not occurred by December 31, 1996; (c) by either the Company or the Purchasers if any court or governmental authority shall have enjoined the purchase of the Shares; (d) by the Purchasers (i) if stockholder approval, if required, has not been obtained prior to December 31, 1996 or (ii) if Ratification and Voting Agreements described below are obtained, if any party to such agreements other than the Purchasers shall breach such agreements; (e) by the Purchasers if (i) the Company enters into or recommends an Alternative Transaction (as defined in the Stock Purchase Agreement), or withdrawals its approval or recommendation of the transactions contemplated by the Stock

Purchase Agreement, or (ii) any Third Party (as defined in the Stock Purchase Agreement) consummates an Alternative Transaction;
(f) by the Company if the Board determines that it is required by law to recommend to the stockholders an Alternative Transaction; or (g) by either the Company, on the one hand, or by the Purchasers, on the other hand, if any of the representations or warranties of the other was untrue when made, or the covenants of the other is breached (and, in the case of any breach which is capable of cure, such breach has not been cured within 21 days after notice to such breaching party that the other party intends to terminate the Stock Purchase Agreement). Upon termination of the Stock Purchase Agreement under certain specified circumstances, the Company shall pay to SCA and GEIM an aggregate termination fee ranging from (x) $1,300,000 or 108,000 shares of Common Stock, to be selected by the Company, to (y) $2,600,000 or shares of Common Stock having an aggregate Fair Market Value (as defined in the Stock Purchase Agreement) equal to approximately $3,466,667, depending on the circumstances under which the Stock Purchase Agreement was terminated.

         Pursuant to the rules of the NASD applicable to companies whose securities are quoted on the Nasdaq National Market, stockholder approval is generally required in connection with an issuance of securities that will result in a change of control of the quoted company. The Purchasers propose to seek the support of certain large stockholders of the Company in favor of the transactions contemplated by the Stock Purchase Agreement, through the execution and delivery by such stockholders of Ratification and Voting Agreements substantially in the form attached hereto as Exhibit 8. Each such agreement, if executed, will confirm that the stockholder executing such agreement will, if it owns shares of the Company's Common Stock on any record date with respect to a vote, consent or proxy relating to the transactions contemplated by the Stock Purchase Agreement, vote in favor of such transactions. The NASD has indicated to the Purchasers, on an informal basis, that the submission to the NASD of such agreements signed by stockholders holding Common Stock representing at least a majority of the Common Stock outstanding may satisfy the NASD's stockholder approval requirement without the need for the Company to hold a meeting of its stockholders or to solicit proxies, votes or consents. There can be no assurance that any of the Company's stockholders will enter into such agreements, or that the NASD will formally confirm that the Company may rely on the existence of such agreements in lieu of holding a meeting of stockholders and soliciting proxies, votes or consents from all of its stockholders for the purpose of approving the transactions contemplated by the Stock Purchase Agreement.

         Concurrently with the execution of the Stock Purchase Agreement, the Company entered into a three-year management and consulting agreement with SCA pursuant to which, commencing on the Principal Closing Date, SCA will consult with, and provide advice to, the officers and management employees of the Company concerning matters (i) relating to the Company's financial policies and the development and implementation of the Company's business plans and (ii) generally arising out of the business affairs of the Company. SCA will render such services to the Company on a non-exclusive basis. SCA's compensation for such management and consulting services will be $300,000 in the first year of SCA's engagement to provide such services (each such year a "Service Year"), $400,000 in the second Service Year, and $500,000 in the third Service Year. The Company will reimburse SCA (or cause SCA to be reimbursed) for all of its reasonable out-of-pocket costs and expenses in connection with the performance of its services under such agreement. In addition to the foregoing compensation, the officers, directors or employees of any of the Purchasers or their respective affiliates serving as directors of the Company will also be paid customary director fees paid to non-employee directors of the Company and will be reimbursed for all of their reasonable out-of-pocket costs and expenses in connection therewith.

         The foregoing descriptions of the Stock Purchase Agreement, Stockholder Agreement, the Voting and Ratification Agreements and Management Services Agreement are qualified in their entirety by reference to the full text thereof, filed as Exhibits 2, 7, 8 and 9 hereto, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

   Exhibit 1   --   Joint Filing Agreement

   Exhibit 2   --   Stock Purchase Agreement, dated as of July 30, 1996,
                    by and among The Grand Union Company, Trefoil Capital
                    Investors II, L.P. and GE Investment Private
                    Placement Partners II, A Limited Partnership.

   Exhibit 3   --   Certificate of Designations of the Class A Preferred
                    Stock of The Grand Union Company

   Exhibit 4   --   Proposed text of amendment to the Certificate of
                    Incorporation of The Grand Union Company

   Exhibit 5   --   Proposed text of amendment to the By-Laws of The
                    Grand Union Company

   Exhibit 6   --   Registration Rights Agreement, dated as of July 30,
                    1996, by and among The Grand Union Company, Trefoil
                    Capital Investors II, L.P. and GE Investment Private
                    Placement Partners II, A Limited Partnership.

   Exhibit 7   --   Stockholders Agreement, dated as of July 30, 1996, by
                    and between Trefoil Capital Investors II, L.P. and GE
                    Investment Private Placement Partners II, A Limited
                    Partnership.

   Exhibit 8   --   Form of Ratification and Voting Agreements to be
                    entered into among Trefoil Capital Investors II,
                    L.P., GE Investment Private Placement Partners II, A
                    Limited Partnership, and certain stockholders of The
                    Grand Union Company.

   Exhibit 9   --   Management Services Agreement, dated as of July 30,
                    1996, between The Grand Union Company and Shamrock
                    Capital Advisors, Inc.

                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 9, 1996

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                  a general partner



                             By:  Robert G. Moskowitz
                                 ------------------------------
                                  Name:  Robert G. Moskowitz
                                  Title:    Vice President


                             TREFOIL INVESTORS II, INC.



                             By:  Robert G. Moskowitz
                                 ------------------------------
                                  Name:  Robert G. Moskowitz
                                  Title:    Vice President

                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 9, 1996

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By:   GE Investment Management
                                   Incorporated, as general partner


                             By:  Michael M. Pastore
                                 ------------------------------
                                  Name:  Michael M. Pastore
                                  Title:    Vice President



                             GE INVESTMENT MANAGEMENT
                             INCORPORATED



                             By:  Michael M. Pastore
                                 ------------------------------
                                  Name:  Michael M. Pastore
                                  Title:    Vice President



                             GENERAL ELECTRIC COMPANY



                             By:  Dale F. Frey
                                 ------------------------------
                                  Name:  Dale F. Frey
                                  Title:    Vice President

                             SIGMA HEDGE PARTNERS, G.P.
                             By:   Delta PT Investors
                                   Corporation, a general partner


                             By:  Michael M. Pastore
                                 ------------------------------
                                  Name:  Michael M. Pastore
                                  Title:    Vice President



                             DELTA PT INVESTORS CORPORATION


                             By:  Michael M. Pastore
                                 ------------------------------
                                  Name:  Michael M. Pastore
                                  Title:    Vice President



                             EPSILON EQUITIES, INC.


                             By:  Michael M. Pastore
                                 ------------------------------
                                  Name:  Michael M. Pastore
                                  Title:    Vice President



                             GENERAL ELECTRIC PENSION TRUST


                             By:  Alan M. Lewis
                                 ------------------------------
                                  Name:  Alan M. Lewis
                                  Title:    Trustee

                          Exhibit Index

                    DOCUMENT                                          PAGE

Exhibit 1     --    Joint Filing Agreement                             35

Exhibit 2     --    Stock Purchase Agreement, dated as of July 30,      3
                    1996, by and among The Grand Union Company,
                    Trefoil Capital Investors II, L.P. and GE
                    Investment Private Placement Partners II, A
                    Limited Partnership.

Exhibit 3     --    Certificate of Designations of the Class A         102
                    Preferred Stock of The Grand Union Company

Exhibit 4     --    Proposed text of amendment to the Certificate      123
                    of Incorporation of The Grand Union Company

Exhibit 5     --    Proposed text of amendment to the By-Laws of       129
                    The Grand Union Company

Exhibit 6     --    Registration Rights Agreement, dated as of July    132
                    30, 1996, by and among The Grand Union Company,
                    Trefoil Capital Investors II, L.P. and GE
                    Investment Private Placement Partners II, A
                    Limited Partnership.

Exhibit 7     --    Stockholders Agreement, dated as of July 30,       160
                    1996, by and between Trefoil Capital Investors
                    II, L.P. and GE Investment Private Placement
                    Partners II, A Limited Partnership.

Exhibit 8     --    Form of Ratification and Voting Agreements to      168
                    be entered into among Trefoil Capital Investors
                    II, L.P., GE Investment Private Placement
                    Partners II, A Limited Partnership, and certain stockholders of The Grand Union Company.

Exhibit 9     --    Management Services Agreement, dated as of July    176
                    30, 1996, between The Grand Union Company and
                    Shamrock Capital Advisors, Inc.